

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2010

Leonard Borow
Chief Executive Officer and President
Aeroflex Incorporated
35 South Service Road
Post Office Box 6022
Plainview, New York 11803

  Re: Aeroflex Incorporated
    Form 10-K for the fiscal year ended June 30, 2010
    Filed September 2, 2010
    File No. 033-88878

Dear Mr. Borow:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief